Exhibit 99.1

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Financial Statements

For The Three and Nine Months Ended July 31, 2023

(Expressed in United States Dollars)

(Unaudited)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

(Unaudited)

	July 31, 2023	October 31, 2022
Assets
Current assets
Cash and cash equivalents	$3,847,259	$128,777
Other receivables	108,255	50,933
Short-term investment (Note 3)	122,779	193,750
Prepaid expenses	150,844	14,245
Related parties (Note 4b)	126,661	46,988

Total current assets	4,355,798	434,693

Non-current assets

Property and equipment	7,299	12,902
Intangible assets	117,755	130,264
Restricted cash	7,589	14,653
Right-of-use asset	-	35,730
Deferred offering costs	-	198,173

Total non-current assets	132,643	391,722

Total assets	$4,488,441	$826,415

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$306,011	$1,396,960
Due to related parties (Note 4)	41,591	206,494
Derivative warrants liability (Note 5)	1,313,168	-
Derivative liability (Note 6c (i))	-	290,569
Lease liability	-	38,390

Total liabilities	$1,660,770	$1,932,413

Shareholders’ equity (deficit)

Share capital and share premium (Note 6)	14,932,538	6,706,644
RSU reserve (Note 9)	287,883	493,036
Warrants (Note 7)	741,628	459,110
Share-based payment reserve (Note 8)	1,585,136	1,403,688
Accumulated other comprehensive loss	(21,250)	(21,250)
Accumulated deficit	(14,698,264)	(10,147,226)

Total shareholders’ equity (deficit)	2,827,671	(1,105,998)

Total liabilities and shareholders’ equity (deficit)	$4,488,441	$826,415

Approved and authorized for issuance on behalf of the Board of Directors on September 13, 2023:

/s/ “Alan Rootenberg”	/s/ “Adi Zuloff-Shani”
Alan Rootenberg, Director, CFO	Adi Zuloff-Shani, Director, CEO

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

(Unaudited)

	Three months ended		Nine months ended
	July 31,		July 31,
	2023	2022	2023	2022

Operating expenses
General and administrative	$838,925	$1,025,554	$3,422,798	$3,301,755
Research and development, net	263,954	325,321	1,169,156	1,796,916
Total operating expenses	1,102,879	1,350,875	4,591,954	5,098,671

Finance expenses

Changes in fair value of warrants (Note 5)	482,331	–	121,774	–
Unrealized loss on short-term investment (Note 3)	(12,222)	(181,807)	(70,971)	(277,619)
Foreign exchange gain (loss)	33,645	60,797	(61,711)	46,727
Finance income (expense), net	17,307	(11,127)	41,288	–
Total finance incomes (expenses)	521,061	(132,137)	30,380	(230,892)

Other income
Dividend received	–	–	16,555	–
Total other income	–	–	16,555	–

Loss before taxes	(581,818)	(1,483,012)	(4,545,019)	(5,329,563)
Tax expenses	6,631	–	(6,019)	–
Net Loss and Comprehensive loss	$(575,187)	$(1,483,012)	$(4,551,038)	$(5,329,563)
Loss per share (*), basic and diluted	$(0.08)	$(1.12)	$(1.04)	$(4.16)
Weighted average number of shares (*) for the purposes of basic and diluted loss per share	7,088,852	1,319,745	4,384,905	1,279,977

(*)	On September 30, 2022, the Company effected a 1-for-30 share consolidation (reverse share split) of its issued and outstanding shares. All share amounts have been retroactively restated for all periods presented.

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Statements of Changes in Shareholders’ Equity (Deficit)

(Expressed in United States Dollars)

(Unaudited)

	Share capital and share premium		RSU and		Share-based	Accumulated other		Total
	Number of shares (*)	Amount	share reserve	Warrants	payment reserve	comprehensive income	Accumulated deficit	shareholders’ equity (deficit)
Balance, October 31, 2021	1,250,858	$5,792,009	$112,829	$250,567	$615,031	$–	$(3,259,364)	$3,511,072
Common shares issuable for vested RSU’s	–	–	202,301	–	–	–	–	202,301
Common shares issued and issuable for services	2,667	38,684	72,854	–	–	–	–	111,538
Units issued for cash	39,747	698,897	–	–	–	–	–	698,897
Issuance costs	–	(69,890)	–	–	–	–	–	(69,890)
Units issued for short-term investment	26,498	372,745	–	82,742	–	–	–	455,487

Share-based compensation	–	–	–	–	690,497	–	–	690,497
Net loss for the period	–		–	–	–	–	(5,329,563)	(5,329,563)
Balance, July 31, 2022	1,319,770	$6,832,445	$387,984	$333,309	$1,305,528	$–	$(8,588,927)	$270,339

Balance, October 31, 2022	1,319,770	$6,706,644	$493,036	$459,110	$1,403,688	$(21,250)	$(10,147,226)	$(1,105,998)
Net loss for the period	–	–	–	–	–	–	(4,551,038)	(4,551,038)
Issuance of common shares (Note 6c(i))	1,153,847	6,081,619	–	282,287	–	–	–	6,363,906
Common shares and warrants issuable to Medigus (Note 6c(i))	44,829	296,845	–	231	–	–	–	297,076
Issuance of common shares, pre-funded warrants and warrants (Note 6c(iii))	4,505,718	1,501,200	–	–	–	–	–	1,501,200
Common shares issued from RSUs (Note 6c(ii,v))	24,167	198,265	(198,265)	–	–	–	–	–
Common shares for services	69,882	147,965	(97,486)	–	–	–	–	50,479
RSU’s vested (Note 9(i))	–	–	90,598	–	–	–	–	90,598
Share-based compensation (Note 8)	–	–	–	–	181,448	–	–	181,448
Balance, July 31, 2023	7,118,213	$14,932,538	$287,883	$741,628	$1,585,136	$(21,250)	$(14,698,264)	$2,827,671

(*)	On September 30, 2022, the Company effected a 1-for-30 share consolidation (reverse share split) of its issued and outstanding shares. All share amounts have been retroactively restated for all periods presented.

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

(Unaudited)

	Nine months ended	Nine months ended
	July 31,	July 31,
	2023	2022
Operating activities
Net loss	$(4,551,038)	$(5,329,563)

Adjustments for:
Amortization of intangible assets	12,509	12,327
Amortization of right-of-use asset	35,381	40,188
Interest on lease liability	2,907	11,141
Exchange rate differences	(622)	–
Dividend received	16,555	–
Depreciation of property and equipment	5,603	4,282
Changes in fair value of warrants	(121,774)	–
Share-based compensation	329,032	1,004,336
Unrealized loss on short-term investment	70,971	277,619
Tax expenses	6,019	–

Movements in working capital:
Decrease (increase) in other receivables	(153,550)	82,845
Decrease (increase) in prepaid expenses	(136,599)	101,756
Increase (decrease) in accounts payable and accrued liabilities	(898,795)	181,621
Increase (decrease) in due to related parties	(164,903)	94,843
Net cash used in operating activities	(5,548,304)	(3,518,605)

Investing activities
Restricted Cash	7,686	–

Net cash provided by Investing activities	7,686	–

Financing activities
Proceeds from issuance of common shares, net of issuance costs (Note 6c (i))	6,363,906	–
Proceeds from issuance of common shares, pre-funded warrants and warrants, net of issuance costs (Note 6c (iii))	2,936,142	–
Proceeds from issuance of shares and warrants, net of issuance costs (Note 6d (iii))	–	582,557
Repayment of lease liabilities	(40,922)	(48,286)

Net cash provided by financing activities	9,259,126	580,721
Effect of foreign exchange rate changes on cash and cash equivalents	(26)	355
Net increase (decrease) in cash and cash equivalents	3,718,482	(2,983,979)
Cash and cash equivalents at beginning of period	128,777	3,369,798
Cash and cash equivalents at end of period	$3,847,259	$385,819

Supplementary disclosure of cash flow information:
Cash received for interest	$40,636	$–
Non-cash financing and investing activities
Derivative liability converted to equity (Note 6c(i))	$290,569	$–
Units issued for short-term investment	–	455,488

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

1.	Nature of Operations and Going Concern

a.	Clearmind Medicine Inc. (formerly Cyntar Ventures Inc.) (the “Company”) was incorporated in the province of British Columbia on July 18, 2017. The Company changed its name from Cyntar Ventures Inc. to Clearmind Medicine Inc. on March 24, 2021. The Company’s previous business was carrying out mining exploration operations and was involved in the exploration of the Lorn mineral property located in the Clinton and Lillooet Mining Divisions of British Columbia. Effective May 18, 2021, the Company is in the business of researching, developing and marketing proprietary formulations of psychedelic designer therapeutics with an initial focus of developing products. The Company’s head office is located at Suite 101, 1220 West 6th Avenue, Vancouver, BC, V6H 1A5. The Company’s Israeli subsidiary (Clearmindmed Ltd.) provides research and development services to the Company.

On November 14, 2022, the Company completed a public offering for aggregate gross proceeds of US$7.5 million and up listing to the Nasdaq Capital Market (“Nasdaq”), see note 6c (i). The Company trades under the symbol CMND on both the Nasdaq and the Canadian Securities Exchange (“CSE”) in Toronto.

On April 6, 2023, the Company completed an underwritten public offering for aggregate gross proceeds of US$3.5 million. Net proceeds of US$2.9 million. See note 6c (iii).

b.	Going concern

These condensed interim consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. For the nine months ended July 31, 2023, the Company has not generated any revenues and has negative cash flow from operations of $5,548,304. As of July 31, 2023, the Company has an accumulated deficit of $14,698,264. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing through debt or equity. As of the date of approval of these condensed interim consolidated financial statements, the Company anticipates that its cash and cash equivalents will provide sufficient liquidity for at least twelve months. The actual amount of cash that the Company will need to operate is subject to many factors, including, but not limited to, the timing, design and conduct of clinical trials. The Company is dependent upon significant future financing to provide the cash necessary to execute its current and future operations, including the commercialization of any of its drug candidates. These factors may cast substantial doubt on the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

c.	Reverse share split

On September 30, 2022, the Company’s Board of Directors (the ”Board”) approved a 1-for-30 reverse split of its issued and outstanding ordinary shares, effective as of September 30, 2022, pursuant to which holders of the Company’s ordinary shares received 0.0333 of a common share for every one ordinary share.

All issued and outstanding common shares or instruments convertible into common shares contained in these financial statements prior to the reverse share split have been retroactively adjusted to reflect the reverse share split for all periods presented, unless explicitly stated otherwise.

d.	Functional Currency and Presentation Currency

The financial statements of each company within the consolidated group are measured using their functional currency which is the currency of the primary economic environment in which an entity operates. The Company changed its functional currency from the Canadian dollar (C$) to the United States dollar (US$) as of November 1, 2022. The change in presentation currency is a voluntary change which is accounted for retrospectively. For comparative reporting purposes, historical financial information has been translated to United States dollars using the exchange rate as of November 1, 2022, which is the date of the change in the functional and presentation currency.

e.	Translation of Foreign Currency

These consolidated financial statements are presented in United States dollars. As of November 1, 2022, the Company’s functional currency is the Unites States dollar (as described above). The functional currency of Clearmindmed Ltd. is the United States dollar.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

2.	Significant Accounting Policies

a.	Basis of Presentation

The accompanying condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board on a going concern basis.

These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Clearmindmed Ltd. and Clearmind Labs Corp. (inactive). All inter-company balances and transactions have been eliminated on consolidation.

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss, and are presented in United States dollars, which is the Company’s functional currency.

b.	Unaudited Interim Financial Information

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted from this report, as is permitted by such rules and regulations. Accordingly, these condensed financial statements should be read in conjunction with the audited financial statements as of and for the year ended October 31, 2022 and the notes thereto (the “2022 Annual Report”).

The unaudited condensed financial statements have been prepared on the same basis as the audited financial statements, except for the change in functional and presentational currency (Note 1d). In the opinion of the Company’s management, the accompanying unaudited condensed financial statements contain all adjustments that are necessary to present fairly the Company’s financial position and results of operations for the interim periods presented. The results for the nine months ended July 31, 2023 are not necessarily indicative of the results for the year ending October 31, 2023, or for any future period.

As of July 31, 2023, there have been no material changes in the Company’s significant accounting policies from those that were disclosed in the 2022 Annual Report, except for the change in functional and presentational currency (Note 1d).

c.	Significant Accounting Estimates and Judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

2.	Significant Accounting Policies (continued)

c.	Significant Accounting Estimates and Judgments (continued)

Significant Estimates

Share-based Compensation

Fair values are determined using the Black-Scholes option pricing model. Estimating fair value requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

Warrant Liability

The Company uses the Black-Scholes option-pricing model to estimate fair value of options and the warrant liability at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the options and warrants.

Significant Judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Going Concern

The application of the going concern assumption requires management to take into account all available information about the future, which is at least but not limited to, 12 months from the year end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

3.	Short-term Investment

As of July 31, 2023, the Company holds 27,778 common shares of Medigus Ltd (“Medigus”) (approximately 0.11%) with a total fair value of $122,779. The fair value of common shares held was determined by reference to public price quotations in an active market.

	October 31, 2022	Additions	Unrealized loss	July 31, 2023
Medigus Ltd. – Shares	$193,750	$-	$(70,971)	$122,779

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

4.	Related Party Transactions

a.	Compensation to key management personnel

(i)	The compensation to key management personnel for employment services they provide to the Company is as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	July 31,	July 31,	July 31,	July 31,
	2023	2022	2023	2022

Officers:
Consulting fees	$79,950	$82,934	$282,668	$278,438
Share based compensation	28,368	437,715	107,089	667,916
	$108,318	$520,648	$389,757	$946,354
Directors:
Directors’ fees	$41,021	$84,548	$121,998	$119,909
Share based compensation	28,558	6,236	106,682	24,978
	$69,579	$90,785	$228,680	$144,887

(ii)	Balances with related parties

	July 31,	October 31,
	2023	2022
Amounts owed to officers	$27,834	$136,149
Amounts owed to directors	13,757	70,345
	$41,591	$206,494

b.	On March 7, 2022, the Company signed an agreement with SciSparc Ltd (“SciSparc”), pursuant to which the Company and SciSparc agreed to cooperate in conducting a feasibility study using certain molecules developed by each party (the “Cooperation Agreement”). Certain of the Company’s officers and directors currently operate, manage or are engaged as officers and/or directors of SciSparc, which may have similar or different objectives than the Company’s. Such activities could detract from the time these people have to allocate to the Company’s affairs. To date, no determination has been made to pursue the joint venture and the development of the research activities with SciSparc remains in a very early stage. For the nine months ended July 31, 2023, the Company received $0 as a reimbursement for research and development expenses conducted within the framework of the Cooperation Agreement. As of July 31, 2023, $126,661 is owed to the Company by SciSparc.

c.

On July 1, 2021, the Company entered into a lease agreement (“2021 Lease”) with SciSparc, a related party,and a third party for a total area of approximately 240m2 , of which the Company occupies approximately 120m2 for the Company’s offices, in Tel Aviv, Israel. The lease expired on June 30, 2023. The Company, SciSparc and the third party have an option to extend the 2021 Lease for an additional three-year period. The Company’s base rent was ILS11,000 per month ($3,080) during the term of the 2021 Lease. The lease liability was discounted using the Company’s estimated incremental borrowing rate of 20%. On December 31, 2021, the third party elected to leave the office space, and a new lease agreement was signed with the Company and the related party. As a result, the Company’s base rent was increased to ILS 18,200 per month ($5,094).

As of July 31, 2023 the Company and SciSparc are in the process of negotiating the terms of a new lease contract. As of the balance sheet date no definitive agreement has been entered into.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

5.	Warrant liability

On April 6, 2023, the Company issued 4,505,718 warrants in connection with its April 2023 Public Offering. At the time of the grant, these warrants were recorded at their fair value as a derivative liability as the terms of the warrant include a cashless exercise provision and repricing provisions, under certain circumstances, and are therefore revalued at the end of each reporting period. During the three and nine month periods ended July 31, 2023, the Company recorded a gain on the revaluation of the total warrant liability of $482,331 and $121,774 respectively, in the Condensed Interim Consolidated Statements of Operations and Comprehensive Loss.

The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions:

July 31, 2023

Share Price	$0.44
Exercise Price	$0.78
Expected life	4.68 years
Risk-free interest rate	4.21%
Dividend yield	0.00%
Expected volatility	99%
Value of warrants	$1,313,168

The following table presents the changes in the warrants liability during the period:

Balance as of November 1, 2022	$-
Issuance of April 2023 Warrants	1,434,942
Changes in fair value	121,774
Balance as of July 31, 2023	$1,313,168

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

6.	Share Capital

a.	The Company’s authorized share capital is unlimited common shares without par value share. As of July 31, 2023, the number of common shares issued and outstanding are 7,118,213 (October 31, 2022 - 1,319,770).

b.	On September 30, 2022, the Company effected a 1-for-30 share consolidation (reverse share split) of its issued and outstanding common shares. All share amounts and instruments convertible into common shares prior to the date of the reverse share split have been retroactively restated for all periods presented.

c.	Share transactions during the nine months ended July 31, 2023:

(i)	On November 14, 2022, the Company completed an underwritten public offering of 1,153,847 common shares at a price to the public of US$6.50 per share, for aggregate gross proceeds of US$7.5 million, prior to deducting underwriting discounts and offering expenses. The offering closed on November 17, 2022. Net proceeds received were $6,363,906.

In addition, the Company granted Aegis Capital Corp. (“Aegis”), who acted as the underwriters for the deal, a 45-day option to purchase up to 173,077 additional common shares, equal to 15% of the number of common shares sold in the offering solely to cover over-allotments, if any (“Over-Allotment”). The public purchase price per additional common share would have been US$6.50 per share. The Over-Allotment was not exercised.

Aegis received 57,692 underwriter warrants, each such warrant entitling the agents to receive one common share upon payment of US $8.125 per share, exercisable six months after the commencement of sales of this offering and expiring on a date which is no more than five years after the commencement of sales of the offering. The fair value for underwriter warrants total of $282,287 and have been credited to the warrant reserve. The fair value has been estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

Risk-free interest rate	1.43%
Expected life (in years)	5
Expected volatility	107%

In connection with the offering, the Company’s common shares were approved for listing on the Nasdaq and began trading on the Nasdaq (in addition to the CSE) under the symbol “CMND” on November 15, 2022.

Following the public offering, Medigus were entitled to receive 44,829 common shares and 2,241 warrants pursuant to an anti-dilution clause included in the agreement signed between the Company and Medigus on June 29, 2022. On May 23, 2023, the Company issued the 44,829 common shares and 2,241 warrants.

The anti-dilution feature was recorded as a derivative liability as of October 31, 2022 and has been classified to equity upon completion of the IPO.

(ii)

On January 16, 2023, 4,824 common shares were issued in respect of restricted share units (“RSUs”) that had been fully vested. The RSU’s had a fair value of $39,975 at the time of issuance.

On February 22, 2023, 12,006 common shares were issued in respect of fully vested RSU’s that had been fully vested. The RSU’s had a fair value of $110,096 at the time of issuance.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

6.	Share Capital (continued)

(iii)	On April 6, 2023 the Company completed an underwritten public offering of 3,097,459 common shares at a price to the public of US$0.78 per share and pre-funded warrants to purchase 1,398,959 common shares at a price to the public of US$0.779 per pre-funded warrant (“Pre-Funded Warrants”), for aggregate gross proceeds of US$3.5 million (the “April 2023 Public Offering”). The Pre-Funded Warrants were exercisable at $0.001 into one common share, and all the Pre-Funded Warrants were exercised by April 30, 2023. In addition, each April 2023 Public Offering shareholder and each Pre-Funded Warrant holder received a common warrant, which is immediately exercisable, will expire five years from the date of issuance and have an exercise price of US$0.78 per common share (“April 2023 Public Offering Warrant”). Net proceeds received were $2,909,459.

(iv)	On May 23, 2023, 7,166 common shares with a fair value of $27,965 were issued to consultants and 44,817 common shares with a fair value of $110,000 were issued to providers of investor services in respect of services.

(v)	On June 1, 2023, 7,337 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $48,194 at the time of issuance.

(vi)	On July 10, 2023, 17,899 common shares with a fair value of $10,000 were issued to providers of investor services in respect of services.

d.	Share transactions during the nine months ended July 31, 2022:

(i)	On November 26, 2021, the Company issued 1,333 common shares with a fair value of $21,100 to the Chief Scientific Officer.

(ii)	On February 14, 2022, the Company issued 1,334 common shares with a fair value of $17,584 to the Chief Scientific Officer.

(iii)	On February 14, 2022, the Company completed a share purchase agreement with Medigus, whereby the Company issued a total of 66,244 units to Medigus in consideration for US$750,000 (“Cash Financing”) and 27,778 common shares of Medigus (“Share Exchange”). Each unit is comprised of one common share and one warrant, with each warrant exercisable for a period of 18 months at CAD$60.00 per share.

Pursuant to the Cash Financing, the Company issued 39,747 units at $24.00 per unit for proceeds of $698,897.

In connection with the Cash Financing, the Company incurred finder’s fees of $69,890, which have been charged to the condensed interim statement of changes in equity.

Pursuant to the Share Exchange, the Company issued 26,498 units with a fair value of $455,487, consisting of common shares with a fair value of $372,745 and warrants with a fair value of $82,742. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: Risk-free rate of 1.43%, expected life of 1.5 years, and volatility of 107.46%.

In connection with the Share Exchange, the Company incurred finder’s fees of $50,000, which were allocated to the base cost of the shares in Medigus.

In addition, Medigus will be entitled to 10% of the initial equity of a potential venture in the area of psychedelics, in connection with a research project currently conducted according to an agreement between the Company and the commercialization arm of a leading Israeli academic institution.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

7.	Share Purchase Warrants

The following table summarizes the changes in the Company’s share purchase warrants:

	Number of warrants	Weighted average exercise price (US$)

Balance, October 31, 2021 and July 31, 2022	526,666	$16.08

Issued	66,245	44.19	(*)

Balance, October 31, 2022	592,911	$19.22

Issuance of underwriter warrants (note 6c (i))	57,692	8.125
Issuance of April 2023 warrants (note 5)	4,505,718	0.78
Issuance of Medigus warrants (note 6c (i))	2,241	45.53	(*)
Expiration of warrants	(276,667)	27.46

Balance, July 31, 2023	4,881,895	$1.63

(*)	Warrants issued with an exercise price of CAD$60.00.

As of July 31, 2023, the following share purchase warrants were outstanding:

Number of warrants outstanding	Exercise price		Exercise price (USD)	Expiry date

66,245	C$	60.00	$45.53	August 14, 2023
250,000	C$	4.50	$3.42	April 22, 2024
57,692		$8.125	$8.125	November 17, 2027
4,505,718		$0.78	$0.78	April 6, 2028
2,241	C$	60.00	$45.53	November 23, 2024
4,881,895

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

8.	Stock Options

(a)	On September 1, 2021, the Company implemented a stock option plan pursuant to which stock options may be granted to directors, officers, employees, and consultants of the Company. The Board is authorized to grant the maximum number of common shares reserved for issuance in any 12-month period to anyone, optionee, other than a consultant may not exceed 5% of the issued and outstanding common shares at the date of the grant. The maximum number of common shares reserved for issuance in any 12-month period to any consultant may not exceed 2% of the issued and outstanding common shares at the date of the grant and the maximum number of common shares reserved for issuance in any 12-month period to all persons engaged in investor relations activities may not exceed 2% of the issued and outstanding number of common shares at the date of the grant.

(b)	The following table summarizes the changes in the Company’s stock options for the periods ended July 31, 2023 and October 31, 2022:

	Number of options	Weighted average exercise price (C$)		Weighted average exercise price (USD$)

Outstanding, October 31, 2021	111,889	C$	20.67	$15.18

Granted	86,333		20.68	15.19

Cancelled	(40,556)		21.56	15.84

Outstanding, October 31, 2022	157,666	C$	20.45	$15.06

Cancelled	(23,333)		20.14	15.29
Granted (i, ii, iii)	10,000		14.72	11.17

Outstanding, July 31, 2023	144,333	C$	20.10	$15.25

Exercisable, July 31, 2023	85,810	C$	20.24	$15.36

(i)	On May 23, 2023, the Company granted 1,832 stock options to a consultant of the Company. The options are exercisable at CAD$10.5 per share. The options expire on May 23, 2033.

(ii)	On June 26, 2023, the Company granted 6,668 stock options to a consultant of the Company. The 4,668 options are exercisable at CAD$16.8 per share and the 2,000 options are exercisable at CAD$24.0 per share. The options expire on June 26, 2033.

(iii)	On July 6, 2023 the, Company granted 1,500 stock options to a consultant of the Company. The options are exercisable at $0.78 per share. The options expire on July 6, 2033.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

8.	Stock Options (continued)

(c)	Additional information regarding stock options outstanding as of July 31, 2023, is as follows:

Outstanding					Exercisable
Number of stock options	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)		Weighted average exercise price (USD$)	Number of stock options	Weighted average exercise price (C$)		Weighted average exercise price (USD$)

16,000	2.82	C$	5.55	$4.21	10,667	C$	5.55	$4.21
22,667	8.51		16.80	12.75	18,167		16.80	12.75
35,000	2.82		22.50	17.08	24,583		22.50	17.08
6,000	5.75		23.40	17.76	3,750		23.40	17.76
31,333	8.51		24.00	18.21	15,667		24.00	18.21
20,000	2.92		25.20	19.12	13,333		25.20	19.12
3,333	8.36		30.00	22.77	1,944		30.00	22.77
1,832	9.82		10.50	7.97	687		10.50	7.97
2,000	9.91		24.00	18.21	831		24.00	18.21
4,668	9.91		16.80	12.75	2,723		16.80	12.75
1,500	9.94		1.03	0.78	125		0.78	0.78

144,333	5.70	C$	20.10	$15.25	85,810	C$	20.24	$15.36

The fair value for stock options previously granted to certain consultants for ongoing services measured during the period have been estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

	2023	2022

Risk-free interest rate	3.83%	2.68%
Expected life (in years)	5.86	5.88
Expected volatility	111%-116%	92%-97%

(d)	The portion of the total fair value of stock options expensed during the nine months ended July 31, 2023, was $181,448 (2022 - $690,497) which was recorded as share-based payment reserve and charged to operations. The weighted average fair value of stock options granted during the nine months ended July 31, 2023 was CAD$0.27 per share (weighted average fair value of stock options granted during the nine months ended July 31, 2022 was CAD$0.23).

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

9.	Restricted Share Units

(a)	On August 4, 2021, the Company approved an RSU plan, which is designed to provide certain directors, officers, employees, and consultants of the Company with the opportunity to acquire RSU’s of the Company. Each unit is equivalent in value to a common share and upon vesting results in the holder thereof being issued, at the discretion of the Board, either (i) a common share, or (ii) an amount of cash equal to the fair market value of a common share.

(b)	The following table summarizes the continuity of RSUs:

	Number of RSUs	Weighted average issue price (C$)	Weighted average issue price (USD$)

Balance, October 31, 2021	–	$–	$–

Granted	35,328	10.55	7.75
Vested	(35,328)	10.55	7.75

Balance, October 31, 2022	–	$–	$–

Granted (i)	60,260	2.03	1.54
Vested	(60,260)	2.03	1.54

Balance, July 31, 2023	–	$–	$–

(i)	During the nine months ended July 31, 2023, the Company issued 60,260 RSU’s with a fair value of $90,598 to consultants.

(c)

During the nine months ended July 31, 2023, the Company recognized share-based compensation of $(107,667), being the fair value of the RSU’s vesting during the period. This amount was charged against the RSU reserve in the Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity (2022 - $202,301).

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

10.	Financial Instruments and Risk Management

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of July 31, 2023, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance July 31, 2023
Short-term investment	$122,779	$–	$–	$122,779
Derivative warrants liability	–	1,313,168	–	1,313,168

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of October 31, 2022, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance October 31, 2022
Short-term investment	$193,750	$–	$–	$193,750
Derivative liability	–	290,569	–	290,569

The fair value of other assets and liabilities, which include cash, amounts receivable, accounts payable and accrued liabilities, and amounts due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

b.	Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

c.	Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency. The Company’s subsidiary operates in Israel and has certain monetary financial instruments denominated in New Israeli Shekel and CAD. The Company has not entered into foreign exchange rate contracts to mitigate this risk.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

10.	Financial Instruments and Risk Management (continued)

c.	Foreign Exchange Rate Risk (continued)

The following table indicates the impact of foreign currency exchange risk on net working capital as of July 31, 2023. The table below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as of July 31, 2023.

Cash and cash equivalents	$253,952
Other receivables	108,255
Accounts payable and accrued liabilities	(218,499)
Due to related parties	(41,591)
Total foreign currency financial assets and liabilities	$(102,117)

Impact of a 10% strengthening or weakening of foreign exchange rate	$10,212

d.	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

e.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as of July 31, 2023 and October 31, 2022:

July 31, 2023	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$306,011	$306,011	$–
Due to related parties	41,591	41,591	–
Derivative warrants liability	1,313,168	1,313,168	–
	$1,660,770	$1,660,770	$–

October 31, 2022	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$1,396,960	$1,396,960	$–
Due to related parties	206,494	206,494	–
Derivative liability	290,569	290,569	–
Lease liability	38,390	38,390	–
	$1,932,413	$1,932,413	$–

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

11.	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued share capital, RSU reserve, warrants reserve, and options reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the nine months ended July 31, 2023.

12.	Segmented Information

As of July 31, 2023, the Company has one operating segment, research and development of psychedelic medicine, which takes place primarily in Israel.

The Company’s non-current assets by geographical location are as follows:

July 31, 2023	Canada	United States	Europe	Asia	Total

Intangible assets	$–	$35,327	$35,327	$47,101	$117,755
Property and equipment	–	–	–	7,299	7,299
Restricted cash	7,589	–	–	–	7,589
	$7,589	$35,327	$35,327	$54,400	$132,643

October 31, 2022	Canada	United States	Europe	Asia	Total

Intangible assets	$–	$39,079	$39,079	$52,106	$130,264
Property and equipment	–	–	–	12,902	12,902
Restricted cash	14,653	–	–	–	14,653
ROU asset	–	–	–	35,730	35,730
Deferred offering costs	–	198,173	–	–	198,173
	$14,653	$237,252	$39,079	$100,738	$391,722